UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-41425

Golden Sun Health Technology Group Limited

金太阳健康科技集团有限公司

(Translation of registrant’s name into English)

Room 503, Building C2, No. 1599

Xinjinqiao Road, Pudong New Area

Shanghai, China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

EXPLANATORY NOTE

This report on the amended Form 6-K (“Amended Form 6-K”) of Golden Sun Health Technology Group Limited, a Cayman Islands exempted company (the “Company”), is being filed to amend the previously Form 6-K filed with the Securities and Exchange Commission (the “SEC”) on December 6, 2024 (“Initial Form 6-K”), to include an amendment, dated August 15, 2025 (the “Note Amendment”), to amend a certain Senior Secured Convertible Note (“Convertible Note”), originally issued to certain investors on October 28, 2024, and to provide a description of such Note Amendment. Except as set forth herein, no modifications have been made to the information contained in the Initial Form 6-K.

INCORPORATION BY REFERENCE

The Amended Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form F-1, as amended (Registration Number: 333-285857) of Golden Sun Health Technology Group Limited, a Cayman Islands exempted company (the “Company”), declared effective by the SEC on March 25, 2025 (“Registration Statement”), and into each prospectus or prospectus supplement outstanding under the Registration Statement, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Entry Into a Material Definitive Agreement.

Amendment No. 1 to Senior Secured Convertible Note

As previously reported in the Initial Form 6-K, pursuant to certain Securities Purchase Agreement, dated October 28, 2024, entered into by and between the Company and two accredited investors (the “Investors”), the Company has issued and sold to the Investors the Convertible Note in the aggregate principal amount of $5,000,000 at the closing held on December 3, 2024.

On August 15, 2025, the Company and the Investors signed the Note Amendment, to remove the Adjusted Floor Price (as defined in the Convertible Note) and any adjustments related therein.

The above description of the Note Amendment is qualified in its entirety by the text of the Note Amendment, a copy of which is attached as Exhibit 4.1 to this Amended Form 6-K.

EXHIBIT INDEX

Exhibit Number	Description
4.1	Amendment No. 1 to Senior Secured Convertible Note, dated August 15, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golden Sun Health Technology Group Limited

By:	/s/ Xueyuan Weng
	Name:	Xueyuan Weng
	Title:	Chief Executive Officer

Date: August 15, 2025

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